Filed Pursuant to Rule 433
Registration Statement No. 333-33230
March 29, 2006
00/00/06
Dear ____________,
Thank you for being a Lowe’s customer. I hope you agree that our bright and clean stores, innovative product selection and commitment to excellent customer service are helping Lowe’s become our customers’ first choice for home improvement.
Because you shop our stores, you may also be interested in knowing about the Lowe’s Stock Advantage Direct Stock Purchase Plan (DSPP). The Lowe’s DSPP gives individual investors a convenient, low-fee method to become Lowe’s shareholders and the ability to build ownership of Lowe’s common stock over time.
Highlights of the Lowe’s DSPP include:

•	Low Fees

Make investments in Lowe’s stock without a broker or opening a brokerage account, which often carry significant transaction fees.

•	Low Minimum Investment

Initial minimum investment of $250 for new Lowe’s shareholders. After joining, make additional cash investments of as little as $25 in Lowe’s common stock.

•	Optional Automatic Monthly Purchases

Arrange to make regular monthly purchases by authorizing automatic deductions from your bank account.

•	Optional Automatic Dividend Reinvestment

Have common stock dividends automatically reinvested in additional shares of Lowe’s stock at no additional fee.

•	Online Account Management

Manage your account online, view purchase history and change personal options.
The Lowe’s DSPP is administered by Computershare Trust Company, N.A. (formerly EquiServe). If you are interested in participating, you should review a copy of the DSPP Prospectus. You can obtain a copy of this Prospectus and enrollment forms by visiting Lowes.com/DSPP or by calling (877) 282-1174.
We appreciate your business and hope that you will consider the potential benefits of becoming a participant in the Lowe’s DSPP.
Sincerely,
Robert A. Niblock
Chairman, President and CEO
Lowe’s Companies, Inc. • 1000 Lowe’s Boulevard • Mooresville • NC 28117

Our growth has been anything but.
Since 1994, we have realized compound annual growth rates of 19% in sales, 26% in net income and 25% in earnings per share . To learn more about the Lowe’s Stock Advantage Direct Stock Purchase Plan (DSPP), read the Plan Prospectus. For enrollment information, call 877-282-1174 or visit us online.
Visit Lowes.com/DSPP
Lowe’s has filed a registration statement (including a prospectus) with the SEC for the offering of Lowe’s shares to which this communication relates. Before you enroll in the DSPP, you should read the prospectus and other reports and documents Lowe’s has filed with the SEC for more complete information about Lowe’s and this offering. You may get these documents free by visiting EDGAR on the SEC web site at www.sec.gov. You may view the prospectus at Lowes.com/DSPP and read these other reports and documents at Lowes.com/investor. Alternatively, Lowe’s will arrange to send you the prospectus if you request it by calling toll-free (877) 282-1174.
*Past performance does not guarantee future results. The forward looking language contained in the company’s most recent Annual Report is incorporated by reference. © 2006 by Lowe’s Companies, Inc. All rights reserved. Lowe’s and the gable design are registered trademarks of LF LLC.